Exhibit 99.3

1 February 10, 2016 Antapaccay Precious Metals Stream A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Cautionary Statement Forward Looking Statements This presentation contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the acquisition of the Antapaccay stream (the “Antapaccay Transaction”) and its expected impacted on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies, and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company status” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this presentation are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets rises relating to the Antapaccay Transaction and its completion; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and contained in our most recent form 40-F filed with the Securities and Exchange Commission (the “SEC”) on www.sec.gov) as well as our most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this presentation only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. 2

Cautionary Statement CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES This presentation been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this presentation have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Canadian standards for reporting reserves and resources, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Franco-Nevada in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this presentation may not be comparable with information made public by companies that report in accordance with U.S. standards. In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of Franco-Nevada’s mineral properties set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. For more information, see “Reconciliation to CIM Definitions” in Franco-Nevada’s annual information form dated as of March 25, 2015 for the financial year ended December 31, 2014. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in Canada from BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive,  Mississauga, Ontario, L5T 2Y9 (Email: pgardner@datagroup.ca or Telephone: 905-696-8884 ext. 4120 or Fax: 905-696-8457) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com; from CIBC at useprospectus@us.cibc.com or fax to (212) 667-6303, Canada: michelene.dougherty@cibc.ca; in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) and in the United States from RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 877-822-4089, fax: 212-428-6260); or in Canada from Scotiabank, Equity Capital Markets (Tel: 1-416-862-5837), Scotia Plaza, 64th Floor, 40 King St. West, M5W 2X6, Toronto, Ontario, and, in the United States from Scotiabank, Equity Capital Markets (Tel: 1-212-225-6853), 250 Vesey Street, 24th Floor, New York, NY 10281. The technical and scientific information contained in this presentation relating to the Antapaccay project is based on the information disclosed in the document entitled “Antapaccay Mining and Technical Information” and dated effective February 10, 2016, which document was prepared by Compañía Minera Antapaccay S.A. (“CMA”), the owner and operator of the Antapaccay project and an indirect wholly-owned subsidiary of Glencore, available on CMA’s website at www.glencoreperu.pe The technical and scientific information contained in this presentation relating to the Antapaccay project was reviewed and approved by Heller Bernabe, an employee of CMA and a “Qualified Person” as defined in NI 43-101. This presentation does not constitute an offer to sell or a solicitation of an offer to purchase any security in any jurisdiction 3

# New Investment Opportunities

| Since | Category | Examples |
|---|---|---|
| Since 1985 | Existing 3rd party royalties | ★ **Cerro Moro** – Yamana Gold<br>★ **Brucejack** – Pretium Resources<br>★ **Hardrock** – Premier Gold Mines |
| Since 2008 | By-product funding | ★ **Palmarejo** – Coeur Mining<br>★ **Cobre Panama** – First Quantum |
| Since 2011 | Primary product funding | ★ **Kirkland Lake** – Kirkland Lake Gold<br>★ **Stibnite Gold** – Midas Gold<br>★ **Karma** – True Gold Mining |
| Since 2013 | M&A funding | ★ **Sabodala** – Teranga Gold<br>★ **Fire Creek/Midas** – Klondex Mines<br>★ **Candelaria** – Lundin Mining |
| Since 2015 | Recapitalization | ★ **Antamina** – Teck Resources<br>★ **Antapaccay** – Glencore |

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Attributes To Franco-Nevada 5 1 Immediate impact Accretive on all financial measures1 S Adds 60,000 – 80,000 GEOs per year2 Potential payback in 7 – 8 years3 Strengthens Portfolio Further diversification with a new cornerstone asset Low cost operation with track record Globally significant asset Additional Upside Ongoing mill expansions Resource conversion opportunity at Antapaccay Coroccohuayco project Large scale targets on 997 km2 concession Expected Glencore Stream deliveries over first 5 years based on $1,150/oz Au and $15/oz Ag Based on expected contribution of 60,000–80,000 GEOs per year and assuming $1,150/oz Au and $15/oz Ag and on an after tax basis 1 Please see slide 17

Antapaccay – History Wholly-owned and operated by Glencore Located near Cusco, Peru and 200 km from Las Bambas and 60 km from Constancia Glencore/Xstrata purchased Tintaya Mine and regional property (incl. Antapaccay) from BHP in 2006 Tintaya mine operated from 1984-2012 Produced more than 1.6 Mt of Cu and 500,000 oz of Au over its mine life Glencore/Xstrata delineated and developed the Antapaccay mine Invested in excess of $1.5 billion to develop Antapaccay operation which started production in late 2012 6 6

Two plants with 105,000 tpd planned throughput Antapaccay plant commissioned in 2012 at 70,000 tpd Process debottlenecking increased throughput to 80,000 tpd by 2015 Tintaya plant (restarted in mid 2015) processes additional 20,000 tpd of ore from Antapaccay mine Additional flotation capacity expected to increase Antapaccay plant throughput to 85,000 tpd by mid 2016 Antapaccay – Ongoing Expansion 7 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 2013 2014 2015 2016E Planned Capacity Ore Tonnes Processed (kt) Antapaccay Production - Ore Tonnes 38 mtpa

Tailings Placed in historic Tintaya pit Permitted for Antapaccay LOM plan Expansion potential being evaluated Water Region has sufficient rainfall for water balance. Zero discharge site Power Low power costs in Peru Grid power supplied from existing infrastructure Concentrates Concentrate trucked 355 km to port of Matarani Ore Conveyor Capital invested in conveyor for delivering ore to Antapaccay plant Antapaccay – Infrastructure 8

Antapaccay – Forecasted Production Profile Does not include any further conversion of Mineral Resource to Reserves Coroccohuayco project (approx. 1.0% Cu grade) may supplement lower grade feed in the later part of Antapaccay mine life Antapaccay produced 122 koz of gold and 1.315 moz of silver in 2015. Referenced gold and silver deliveries are only expected to be a portion of that produced at the Antapaccay mine 9 Copper Grade Annual Copper Production1 2015 0.7% 202,000 tonnes 2016 Estimated 0.7% ~220,000 tonnes 5 Year Estimated Range 0.6% to 0.7% 195,000 - 220,000 tonnes LOM Estimated Range 0.4% to 0.7% 135,000 - 220,000 tonnes Referenced copper in concentrate shipments may lag production. Shipment rates are seasonal and typically low at the beginning of each year

Mineral Reserves and Resources See Appendix slide for additional details regarding Mineral Reserves and Mineral Resources 10 Antapaccay Mineral Reserve supports mining through 2029 and processing through 2030 Antapaccay Mineral Resource upside Coroccohuayco not incorporated in current mine plan As of December 31, 2015 (Mineral Resources are inclusive of Mineral Reserves) ANTAPACCAY Ore Mt Cu Au Ag Cu Au Ag (%) (g/t) (g/t) (000 t) (000 oz) (000 oz) Total Mineral Reserves 547 0.52 0.11 1.44 2,858 1,946 25,279 Total Mineral M&I Resources 686 0.50 0.10 1.39 3,430 2,206 30,657 Inferred Resources 165 0.40 0.10 0.90 660 530 4,774 COROCCOHUAYCO Total Mineral M&I Resources 256 1.01 0.10 3.14 2,583 817 25,855 Inferred Resources 80 1.20 0.10 4.70 960 257 12,089 Grade Contained Metal

Coroccohuayco is a brownfield expansion project, located within 10 km from the Antapaccay plant, containing an M&I resource of 256 million tonnes @ 1.0% Cu Development project aimed at leveraging existing infrastructure being studied The project is well positioned within Glencore’s brownfield strategy Coroccohuayco Project 11

Regional land package hosts multiple large scale, undrilled geological and geophysical targets – the stream agreement is with reference to the whole concession package IP geophysical surveys have been key to discovering targets under soil cover, including Antapaccay & Coroccohuayco - both were blind geophysical discoveries Potential With Regional Concession 12

Transaction Overview US$500 million gold and silver stream referenced to Glencore’s Antapaccay Mine Gold and silver deliveries initially determined by reference to copper shipments 300 oz of Au for 1,000 t of Cu in conc; 30% of Au in conc. after 630 koz of Au delivered 4,700 oz of Ag for 1,000 t of Cu in conc; 30% of Ag in conc. after 10 moz of Ag delivered Franco-Nevada (Barbados) Corporation will make ongoing payments of: 20% of the spot gold and silver price per ounce delivered 30% of the respective spot prices once 750 koz of Au and 12.8 moz of Ag have been delivered Antapaccay open pit 13

Transaction Structure Stream acquired by Franco-Nevada (Barbados) Corporation Gold and silver deliveries will be made by Narila Investments Ltd, a wholly-owned Bermudan subsidiary of Glencore plc Glencore plc will be a party to the agreement The operating company and its immediate holding company will be subject to certain negative covenants governing indebtedness and encumbrances Antapaccay mill 14

Another Cornerstone Investment 2nd transaction in last 6 months on two of the world’s largest copper mines Antapaccay Antamina (on Teck Resources 22.5% interest) Together represent 100,000-120,000 expected GEOs annually to Franco-Nevada2 15 Source: BMO Capital Markets Average for first five years 1 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 Cash Cost ($/lb) Copper Industry C1 Cost Curve Cumulative Production Antapaccay

Contribution From Glencore Stream 16 Stream agreement effective Jan 1st, 2016: First delivery expected in March, referenced off concentrate shipments in Jan. & Feb. of 2016 Thereafter, gold and silver deliveries will occur 20 days after the end of each subsequent month Expect 11 months of deliveries to contribute to 2016 revenues Significant impact to FNV production 2016 GEO deliveries between 60,000 – 70,000 ounces (only 11 months contribute to revenue) 5 year average GEO deliveries between 70,000 – 80,000 ounces LOM average GEO deliveries between 55,000 – 65,000 ounces (assumes only Antapaccay Reserves) Assumes anticipated Glencore stream deliveries for 2016, a full year contribution from Antamina and midpoint of 2015 guidance range based on $1,150/oz Au and $15/oz Ag. Percentages refer to assumed increase to Franco-Nevada’s overall GEOs Expected Range Expected Range Expected Range 1 0 20,000 40,000 60,000 80,000 100,000 2016 Estimate 2016-2020 Estimate LOM Estimate GEOS GEO Contribution from Glencore Stream >16% increase to GEOs 1 >19% increase to GEOs 1 >15% increase to GEOs 1

Transaction Checks All Boxes . Immediate Cash Flow Adds 60,000 – 80,000 GEOs per year1 Accretive GEOs, revenue, cash flow and EPS Low cost operation Low cost major Cu producer ` Optionality Resource, exploration and expansion upside 17 Shares issued to pay for transaction represent an ~ 6.5% increase in Franco-Nevada’s outstanding shares Expected Glencore Stream GEO deliveries over first 5 years based on $1,150/oz Au and $15/oz Ag

# Appendix: Mineral Reserves & Resources

As of December 31, 2015 (Mineral Resources are inclusive of Mineral Reserves)

| ANTAPACCAY | Ore | Grade | | | Contained Metal | | |
|---|---|---|---|---|---|---|---|
| As of December 31, 2015 | Mt | Cu | Au | Ag | Cu | Au | Ag |
| | | (%) | (g/t) | (g/t) | (000 t) | (000 oz) | (000 oz) |
| Proven Reserves | 194 | 0.60 | 0.13 | 1.56 | 1,164 | 811 | 9,730 |
| Probable Reserves | 353 | 0.48 | 0.10 | 1.37 | 1,694 | 1,135 | 15,548 |
| **Total Mineral Reserves** | **547** | **0.52** | **0.11** | **1.44** | **2,858** | **1,946** | **25,279** |
| Measured Resources | 198 | 0.60 | 0.13 | 1.55 | 1,188 | 828 | 9,867 |
| Indicated Resources | 488 | 0.46 | 0.09 | 1.33 | 2,245 | 1,412 | 20,867 |
| **Total Mineral M&I Resources** | **686** | **0.50** | **0.10** | **1.39** | **3,430** | **2,206** | **30,657** |
| Inferred Resources | 165 | 0.40 | 0.10 | 0.90 | 660 | 530 | 4,774 |

| COROCCOHUAYCO | Ore | Grade | | | Contained Metal | | |
|---|---|---|---|---|---|---|---|
| | Mt | Cu | Au | Ag | Cu | Au | Ag |
| | | (%) | (g/t) | (g/t) | (000 t) | (000 oz) | (000 oz) |
| Measured Resources | 9 | 0.71 | 0.08 | 2.08 | 64 | 23 | 602 |
| Indicated Resources | 247 | 1.02 | 0.10 | 3.18 | 2,519 | 794 | 25,253 |
| **Total Mineral M&I Resources** | **256** | **1.01** | **0.10** | **3.14** | **2,583** | **817** | **25,855** |
| Inferred Resources | 80 | 1.20 | 0.10 | 4.70 | 960 | 257 | 12,089 |

Notes:
1. Antapaccay Statement of Resources & Reserves as at December 31, 2015, as to be included in the Glencore Statement of Resources & Reserves as at December 31, 2015. Mineral Resources and Mineral Reserves are estimated in accordance with the 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).
2. Columns and rows may not add up due to rounding.
3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4. Mineral Reserves have been estimated using the following metals prices: US$2.95/lb Cu, US$1,100/oz Au, US$15/oz Ag.
5. Mineral Resources have been estimated using the following metals prices: US$3.10/lb Cu, US$1,100/oz Au, US$15/oz Ag.
6. Mineral Resources for the Antapaccay project have been estimated using a 0.15% copper cut-off grade.
7. Mineral Resources for the Coroccohuayco project have been estimated using a 0.30% copper cut-off grade.

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